Stock Exchange Recoupment Policy
1.0    Purpose
This Stock Exchange Recoupment Policy provides for the recoupment by Algonquin Power & Utilities Corp. (the “Corporation”) of certain incentive-based compensation in the event of a Financial Restatement and has been adopted in compliance with the requirements of Section 10D of the U.S. Securities Exchange Act of 1934 and the listing standards of the New York Stock Exchange (the “Exchange”). It shall apply so long as the Corporation has a class of securities publicly listed on a United States national securities exchange or a national securities association.
2.0    Definitions
For the purposes of this Stock Exchange Recoupment Policy:
“Board” means the board of directors of the Corporation;
“Committee” means the Human Resources and Compensation Committee of the Board or, in the absence of such committee, a majority of independent directors serving on the Board;
“Executive Officer” means, with respect to the Corporation: (i) its president; (ii) its principal financial officer; (iii) its principal accounting officer (or if there is no such accounting officer, its controller); (iv) any vice president in charge of a principal business unit, division or function (such as sales, administration or finance); (v) any other officer who performs a policy making function for the Corporation (including any officer of the Group if they perform policy making functions for the Corporation); and (vi) any other person who performs similar policy making functions for the Corporation;
“Financial Reporting Measure” means any: (i) measure that is determined and presented in accordance with the accounting principles used in preparing the Corporation’s financial statements; (ii) stock price; (iii) total shareholder return; and (iv) any measures that are derived wholly or in part from any measure referenced in (i), (ii) or (iii) and, for the avoidance of doubt, such measures need not be presented within the Corporation’s financial statements or included in a filing with the U.S. Securities and Exchange Commission to constitute a Financial Reporting Measure;
“Financial Restatement” means an accounting restatement of any of the interim quarterly or annual consolidated financial statements of the Corporation due to the material non-compliance of the Corporation with any financial reporting requirement under securities laws, including any required accounting restatement to correct: (i) an error in previously issued financial statements that is material to the previously issued financial statements; or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, but does not include:
(1)    an out-of-period adjustment (i.e., the correction of an immaterial error in previously issued financial statements, provided that such correction is immaterial to the current period);
(2)    an accounting restatement pursuant to an order issued by an applicable securities regulatory authority (provided such order is unrelated to any material non-compliance of the Corporation with any financial reporting requirement under securities laws);
(3)    the retrospective application of a change in accounting principles;

(4)    the retrospective revision to reportable segment information due to a change in the structure of the Corporation’s internal organization;
(5)    a retrospective reclassification due to a discontinued operation;
(6)    the retrospective application of a change in reporting entity, such as from a reorganization of entities under common control;
(7)    retrospective adjustments to provisional amounts in connection with a prior business combination; and
(8)    retrospective revision for stock splits, stock dividends, or other changes in the Corporation’s capital structure.
“FRM-Based Incentive Compensation” means any compensation that is: (i) granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure; or (ii) determined based on (or otherwise calculated by reference to) compensation in clause (i) of this definition (this may include, without limitation, amounts under any long-term disability, life insurance or supplemental retirement or severance plan or agreement, any notional account that is based thereon, as well as any earnings or dividend equivalents accrued thereon);
“Group” means, collectively, the Corporation, its parent(s) (if any) and all of its subsidiaries;
“Received”, with respect to FRM-Based Incentive Compensation, occurs in the Corporation’s fiscal period during which the Financial Reporting Measure applicable to such FRM-Based Incentive Compensation is attained, even if the grant or payment of the FRM-Based Incentive Compensation occurs after the end of that period;
“Recoupment Period” means the three fiscal years completed immediately preceding the date of any applicable Restatement Date plus any transition period (that results from a change in the Corporation’s fiscal year) within or immediately following those three completed fiscal years, provided that a transition period between the last day of the Corporation’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year;
“Restatement Date” has the meaning set out in Section 3.0 of this Stock Exchange Recoupment Policy; and
“Restatement Recoupment Amount” means the amount determined under Section 4.1 of this Stock Exchange Recoupment Policy.
3.0    When FRM-Based Incentive Compensation is Subject to Recoupment
In the event of a Financial Restatement, FRM-Based Incentive Compensation shall be subject to recoupment under this Stock Exchange Recoupment Policy as of the date (the “Restatement Date”) which is the earlier to occur of: (i) the date the Board, a committee of the Board, or the officer or officers of the Corporation authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Corporation is required to prepare a Financial Restatement; or (ii) the date a court, regulator, or other legally authorized body directs the Corporation to prepare a Financial Restatement.
Notwithstanding the foregoing, recoupment will not apply to FRM-Based Incentive Compensation Received: (i) by a person prior to October 2, 2023; (ii) prior to the date the person became an Executive Officer; or (iii) by a person if they were not an Executive Officer during the performance period applicable to such FRM-Based Incentive Compensation.

4.0    Recoupment Process for FRM-Based Incentive Compensation
4.1    Determination of Restatement Recoupment Amount
Subject to Section 4.3 of this Stock Exchange Recoupment Policy, the “Restatement Recoupment Amount” shall be the amount by which the FRM-Based Incentive Compensation Received by the Executive Officer during the Recoupment Period exceeds the amount the Executive Officer would have Received during that period had it been determined based on the restated amounts in the Financial Restatement, measured on a before-tax basis, as determined by the Committee. Where the Restatement Recoupment Amount is not subject to mathematical recalculation directly from the information in the Financial Restatement (such as if it is based on stock price or total shareholder return), then: (i) the amount will be based on a reasonable estimate of the effect of the Financial Restatement on the applicable Financial Reporting Measure; (ii) the Corporation will maintain documentation related to that determination; and (iii) the Corporation will provide such documentation to the Exchange.
4.2    Procedure for Recoupment
The Corporation will reasonably promptly recover the Restatement Recoupment Amount. The Committee shall determine, in its sole discretion and subject to applicable law, the method for recovery of any Restatement Recoupment Amount, which to the fullest extent permitted by applicable law may include: (i) withholding, forfeiting, and/or cancelling the FRM-Based Incentive Compensation of the individual; (ii) cancelling or setting-off against planned future grants of FRM-Based Incentive Compensation; (iii) requiring repayment of FRM-Based Incentive Compensation amounts previously received by the individual; and/or (iv) setting off against any other amounts payable to the individual.
Except as set forth in Section 4.3 below, the Corporation may not accept an amount that is less than the Restatement Recoupment Amount in satisfaction of the Executive Officer’s obligations under this Stock Exchange Recoupment Policy.
To the extent that an Executive Officer has already reimbursed or repaid the Corporation for any Restatement Recoupment Amount received under any duplicative recovery obligations established by the Corporation or applicable law, such amount shall be credited to the Restatement Recoupment Amount that is subject to recovery under this Stock Exchange Recoupment Policy.
4.3    Exceptions to FRM-Based Incentive Compensation Recoupment Requirement
Notwithstanding anything to the contrary in this Stock Exchange Recoupment Policy, the Corporation may elect not to recover some or all of the Restatement Recoupment Amount to the extent the Committee determines that recovery would be impracticable and at least one of the following conditions, and any other requirements of applicable law, are met:
(i)    the direct expense paid to a third party to assist in enforcing this Stock Exchange Recoupment Policy would exceed the Restatement Recoupment Amount, and the Corporation: (1) has made a reasonable attempt to recover the Restatement Recoupment Amount; (2) documented such attempt; and (3) provided such documentation to the Exchange;
(ii)    recovery of the Recoupment Amount by the Corporation would violate applicable laws in Canada that were adopted prior to November 28, 2022 and the Corporation: (1) has obtained an opinion of Canadian counsel that recovery would result in a violation of such laws; and (2) has provided such opinion to the Exchange; or

(iii)    recovery of the Restatement Recoupment Amount would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Corporation, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the U.S. Internal Revenue Code of 1986, as amended.
4.4    No Indemnification or Compensation for Recoupment
Notwithstanding any provision of the Articles or By-laws of the Corporation or of any agreement between the Corporation and an employee, employees are not entitled to be indemnified for any portion of any FRM-Based Incentive Compensation which is subject to recoupment under this Stock Exchange Recoupment Policy or any taxes previously paid or other costs associated with the receipt of such FRM-Based Incentive Compensation or the application of this Stock Exchange Recoupment Policy.
4.5    Administration
The Committee shall administer this Stock Exchange Recoupment Policy and may make all determinations under it, and all such determinations will be final and binding on all interested parties.